Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 5, 2013

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Orinda Income Opportunities Fund (S000041252)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of May 21, 2013, to the Trust’s Post-Effective Amendment (“PEA”) No. 500 to its registration statement.  PEA 500 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on April 12, 2013, for the purpose of introducing the Trust’s new series: Orinda Income Opportunities Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.	Staff Comment: With respect to footnote 2 to the Fund’s “Annual Fund Operating Expenses” table, please confirm that the expense cap will be in effect for at least one full year.

Response:  The Trust responds by stating that the footnote will be revised as follows to show that the expense cap will be in effect for at least one full year:  “…The Expense Caps will remain in effect through at least June 27, 2014, and may be terminated only by the Trust’s Board of Trustees (the “Board”)…”.

3.	Staff Comment: With respect to the Fund’s “Portfolio Turnover” section, please revise the disclosure to include language clarifying that the Fund is new and therefore has no portfolio turnover.

Response: The Trust responds by adding the following sentence to the end of the Portfolio Turnover paragraph for the Fund:

“As the Fund is new, it does not have any portfolio turnover as of the date of this Prospectus.”

4.
Staff Comment:  With respect to the Fund’s “Principal Investment Strategies” section, the first sentence indicates that the Fund will be “investing in a wide range of U.S. and non-U.S. publicly traded and privately issued securities…”. Will the privately issued securities be liquid?  Given your response, please consider whether additional risk disclosure is warranted related to liquidity.  Please also consider the risk characteristics associated with privately issued securities.

Response: The Trust responds by stating that the only privately issued securities in which the Fund will invest are Rule 144A securities, and the sentence in question has been updated to remove reference to “privately issued securities” and to instead reflect the following:  “investing in a wide range of U.S. and non-U.S. publicly traded securities and Rule 144A securities…”.

In addition, the Trust adds the following additional risk disclosure:

Item 4:
Rule 144A Securities Risk. The market for Rule 144A securities typically is less active than the market for publicly-traded securities. Rule 144A securities carry the risk that the liquidity of these securities may become impaired, making it more difficult for the Fund to sell these bonds.

Item 9:
Rule 144A Securities Risk. The market for Rule 144A securities typically is less active than the market for publicly-traded securities.  Rule 144A securities carry the risk that the trading market may not continue and the Fund might be unable to dispose of these securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemption requirements.

5.
Staff Comment:  The Fund’s “Principal Investment Strategies” section refers to investments in “event-linked bonds”.  Please consider whether disclosure is appropriate in the Fund’s Principal Investment Risks section related to these types of securities.

Response: The Trust responds by removing all references to event-linked bonds, as the Fund will not be investing in these types of securities.

6.	Staff Comment: Does the Fund expect an average maturity range for the Fund? If so, please state this.

Response:  The Trust responds by stating that the Advisor does not have an average maturity range for the Fund.

7.
Staff Comment:  The Fund’s Principal Investment Risks section includes disclosure related to “Derivatives Risk” that references “market risk, interest rate risk, credit risk, counterparty risk and liquidity risk”.  Each of these additional risks are not currently disclosed in the Principal Investment Risks section.  If each of these additional risks are a principal risk of the Fund, they should be added to the Principal Investment Risks section.

Response:  The Trust responds by stating that market risk is currently disclosed in the Prospectus as a principal investment risk.  The Trust further responds by stating that interest rate risk and credit risk are principal investment risks of the Fund.  Therefore, the following principal investment risks have been added:

Item 4:
Interest Rate Risk.  In general, the value of bonds and other fixed income instruments falls when interest rates rise.  Longer term obligations are usually more sensitive to interest rate changes than shorter term obligations.

Credit Risk.  The issuers of the bonds and other debt securities held by the Fund may not be able to make interest or principal payments.

Item 9:
Interest Rate Risk.  In general, the value of bonds and other debt securities falls when interest rates rise.  Longer term obligations are usually more sensitive to interest rate changes than shorter term obligations.  Historically, there have been extended periods of increases in interest rates that have caused significant declines in bond prices.

Credit Risk.  The issuers of the bonds and other debt securities held by the Fund may not be able to make interest or principal payments.  Even if these issuers are able to make interest or principal payments, they may suffer adverse changes in financial condition that would lower the credit quality of the security, leading to greater volatility in the price of the security.

8.
Staff Comment: The “Exchange-Traded Fund and Mutual Fund Risk” disclosed in the Principal Investment Risks section references inverse ETFs.  If investments in inverse ETFs will be a principal strategy of the Fund, please add appropriate disclosure to the Fund’s Principal Investment Strategies section.

Response:  The Trust responds by stating that investing in inverse ETFs is not a principal strategy of the Fund.  The risk disclosure has been updated as follows:  “Exchange-Traded Fund and Mutual Fund Risk.  When the Fund invests in an ETF or mutual fund, it will bear additional expenses based on its pro rata share of the ETFs or mutual fund’s operating expenses, including the potential duplication of management fees.  The risk of owning an ETF or mutual fund generally reflects the risks of owning the underlying securities the ETF or mutual fund holds.  ~~Inverse ETFs are subject to the risk that their performance will fall as the value of their benchmark indices rises.~~  The Fund also will incur brokerage costs when it purchases ETFs.  ETFs may not track their underlying indices.”

9.
Staff Comment:  The Fund’s Principal Investment Strategy references investments in “sub-prime” mortgages.  Please modify the “Mortgage-Related and Other Asset-Backed Securities Risk” to also reference the risks associated with investments in “sub-prime” mortgages.

Response:  The Trust responds by modifying the risk disclosure as follows:

Item 4:
Mortgage-Related and Other Asset-Backed Securities Risk.  Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if the Fund holds mortgage-related securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because it may have to reinvest that money at the lower prevailing interest rates.  The risk of default is generally higher in mortgage-related investments that include sub-prime mortgages.  Asset-backed securities are subject to risks similar to those associated with mortgage-related securities.

Item 9:
Mortgage-Related and Other Asset-Backed Securities Risk.   ~~The Fund may invest in mortgage-related and other asset-backed securities.~~  Mortgage-related and other asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if the Fund holds mortgage-related securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because it may have to reinvest that money at the lower prevailing interest rates.  The risk of default is generally higher in mortgage-related investments that include sub-prime mortgages.  Sub-prime borrowers typically have weakened credit histories that include payment delinquencies, and possibly more severe problems such as charge-offs, judgments and bankruptcies.  They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories.  The Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.

10.	Staff Comment: Please delete the second sentence in the “Leverage and Short Sales Risk” disclosure, because this is discussion of a potential benefit, and not a risk.

Response:  The Trust responds by revising the risk disclosure as follows:

“Leverage and Short Sales Risk.  Leverage is the practice of borrowing money to purchase securities.  ~~Leverage can increase the investment returns of the Fund if the securities purchased increase in value in an amount exceeding the cost of the borrowing.  However, i~~If the securities decrease in value, the Fund will suffer a greater loss than would have resulted without the use of leverage…”

Similarly Managed Performance

11.	Staff Comment: Please confirm supplementally that the Advisor does not manage other substantially similar accounts or funds and that nothing is being excluded.

Response:  The Trust responds by confirming that the Advisor does not manage any other accounts or funds that are substantially similar to the Fund.

12.
Staff Comment:  At the top of page 15 it states that “The fees and expenses associated with an investment in the Preferred Yield Plus Fund are generally higher than the fees and expenses (after taking into account the Expense Caps) associated with an investment in the Fund, so that if the Preferred Yield Plus Fund’s expenses were adjusted for the Fund’s expenses, its performance would have been higher.”  The Staff believes that the last clauses of this sentence should be removed.

Response:  The Trust responds by making the requested deletion as follows:  “The fees and expenses associated with an investment in the Preferred Yield Plus Fund are generally higher than the fees and expenses (after taking into account the Expense Caps) associated with an investment in the Fund~~, so that if the Preferred Yield Plus Fund’s expenses were adjusted for the Fund’s expenses, its performance would have been higher~~.”

13.	Staff Comment: Please confirm that the performance shown reflects the deduction of all expenses except for custodian expenses.

Response:  The Trust responds by confirming that the performance shown reflects the deduction of all expenses.

14.
Staff Comment:  In the performance chart, please switch the Gross and Net columns so that gross performance is not more prominent than net performance, and change the “PYP” heading to reflect the full name of the fund.

Response:  The Trust responds by switching the Gross and Net columns and fully referencing Preferred Yield Plus.

Fund Expenses

15.
 Staff Comments:  Include a statement in this paragraph that these expenses are in addition to Shareholder Fees.  In addition, ensure that the numbers in the sub-chart match the numbers used in the Annual Fund Operating Expenses table in the Summary Section.  The Staff requests that the Trust consider using narrative disclosure to describe the difference between the expense cap and the last line of the Annual Fund Operating Expenses table, instead of showing this second expense chart, as the Staff believes use of a second expense chart is potentially confusing to shareholders.

Response: The Trust responds by modifying the paragraph as follows and respectfully declines to remove the additional chart:

“The Fund is responsible for its own operating expenses.  However, the Adviser has contractually agreed to waive all or a portion of its management fees and/or pay Fund expenses (excluding AFFE, interest, taxes, interest and dividend expense on short positions and extraordinary expenses) in order to limit the Net Annual Fund Operating Expenses to 1.90% and 1.60% of average daily net assets of the Fund’s Class A and Class I shares, respectively, through at least [   ], 2014.  Under applicable law, the fee table at the beginning of this prospectus is required to include certain expenses (such as AFFE and interest and dividend expenses) that are not reflected as direct operating expenses in the Fund’s financial statements.  As a result, Net Annual Fund Operating Expenses appear to be higher than the Expense Caps described above.  Net Annual Fund Operating Expenses are in addition to Shareholder Fees as disclosed on page 1.  The following chart illustrates the Fund’s expenses for each class and the effect of the Expense Caps:”

Statement of Additional Information (SAI)

16.
Staff Comment:  Page 12 of the SAI provides disclosure related to event-linked swaps.  Does the Fund intend to be a seller (such as with credit default swaps) of these types of swaps?  If so, then the Fund needs to set aside the full notional amount for coverage.  This same comment applies to the Fund’s investment in credit default swaps.

Response:  The Trust responds by removing all references to event-linked swaps, as the Fund will not be investing in these types of securities.

17.
Staff Comment:  There is also reference to the Fund’s investment in total return swaps.  Based on the SEC’s Concept Release related to derivatives, please confirm that the Fund will set aside an appropriate amount of segregated assets.  In general, the Staff questions whether coverage requirements might affect the manner in which the Fund will be operated.

Response:  The Trust confirms that the Fund will set aside an appropriate amount of collateral, and that coverage requirements will not affect the manner in which the Fund will be operated.

18.
Staff Comment:  On page 39 of the SAI there is disclosure regarding “Material Conflicts of Interest” that is fairly general.  Instruction 4 of Item 20 of Form N-1A states that the description of material conflicts should include “material conflicts in allocation of investment opportunities between the Fund and other accounts managed by the Portfolio Manager”.  Please update this disclosure appropriately.

Response:  The Trust responds by modifying this disclosure as follows:

“Material Conflicts of Interest.
The Adviser seeks to identify all potential conflicts of interest applicable to its business that may affect its clients and to treat all clients and accounts fairly and equitably.

The Adviser provides investment related services to multiple client accounts.  In particular, the portfolio manager may manage both mutual funds or other “traditional” accounts and private funds or other accounts which may pay performance fees, may be beneficially owned, in whole or in part by the Adviser or its personnel, and/or may be able to utilize certain strategies (e.g., short selling) not available to mutual funds and other traditional accounts.  In those circumstances, the Adviser’s economic interests may conflict with its fiduciary duty to all accounts based on the fees and compensation paid by, or differential ownership interests in, such accounts.  The Adviser uses a non-preferential allocation system with allocations determined prior to orders being executed.  While the Adviser expects that it will perform its responsibilities in accordance with its fiduciary duties and not allow such conflicts to influence that performance, the Adviser recognizes the potential conflicts of interest associated with managing private funds and other accounts on one hand, and more traditional accounts, such as mutual funds, on the other.  In order to identify and mitigate such conflicts, the Adviser has adopted and maintains compliance policies and procedures and believes that these policies are, for the most part, sufficient to reasonably address such conflicts of interests.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust